Exhibit 1

FOR IMMEDIATE RELEASE	20 June 2012

WPP PLC (“WPP”)

AKQA, the world’s leading independent and

most awarded digital agency, to join WPP

WPP announced today that it has agreed to acquire, subject to regulatory approval, the assets of AKQA Holdings, Inc. (“AKQA”), the world’s leading independent and most awarded digital agency.

Founded in 2001, AKQA fast established a reputation as the one to watch, the pace setter, with its innovative, entrepreneurial spirit, outstanding creativity and its ideas-led approach.

With a unique combination of creativity and technology, AKQA provides integrated digital communications campaigns, spanning social media, mobile, interactive experiences, gaming and content creation. Clients include Delta, Diageo, EDF, GAP, Google, Microsoft Xbox, Nike, Target, Unilever and Virgin Money, among many others.

International recognition for its creative excellence has earned the agency numerous industry awards, including 19 Agency of the Year titles. Last year, AKQA won Digital Agency of the Year honours in both the US (Adweek) and the UK (Campaign) and collected five Cannes Lions.

Campaign’s citation defined the agency’s singular qualities as “a perfect example of how specialist agencies continue to set the standard in digital communications. AKQA continues to offer a powerful combination of technological craft and emotive creativity that few other agencies can even reach for. AKQA’s record in technological innovation, coupled with design, creativity and business acumen, is breathtaking.”

Currently employing 1160 people worldwide – from software engineers and technologists to creatives and strategists—the agency operates through offices in the US (San Francisco, New York, Washington DC), Europe (London, Paris, Amsterdam, Berlin) and Asia (Shanghai). The agency had gross assets of $282 million as at 31 December 2011 and forecasts revenues of around $230 million in 2012, having achieved $189 million in 2011.

AKQA will continue to operate as an independent and stand-alone brand within WPP and be led by founder and CEO Ajaz Ahmed and Chairman Tom Bedecarré. Tom will also become President of WPP Ventures, a new Silicon Valley-based company, which will explore new digital investment opportunities for WPP as a whole. Other appointments to the Board of WPP Ventures will be made in due course.

Commenting on the arrival of AKQA, Sir Martin Sorrell, CEO, WPP said: “We are thrilled to welcome AKQA’s unique team of technological innovators and entrepreneurs to WPP. We have admired their creativity and technological skills for a long time along with their outstandingly effective and award-winning work for clients. We are looking forward to working with Ajaz and Tom to broaden their offer and our own, both geographically and functionally. We are delighted to be united!”

“With increased resources and access to new geographies, our partnership with WPP will fuel the next level of energy, excitement and opportunity, delivering innovation and creativity at scale,” said Ajaz Ahmed.

Tom Bedecarré commented: “We are delighted to preserve AKQA’s independent culture and maintain focus on serving our clients. Today we are celebrating joining WPP and tomorrow our teams will be back to business as usual.”

FOR FURTHER INFORMATION:

Feona McEwan, WPP. Tel: +44 207 408 2204

Chris Wade, WPP. Tel: +44 7740 595563

Hester Bloch, AKQA. Tel: +44 7770 457555

Katy Zack, AKQA. Tel: +1 646 895 3288

Simone Schiefke, AKQA. Tel: +49 170 807 8769

Lizzie Dewhurst, AKQA. Tel: +44 7800 883383

www.wpp.com

www.akqa.com